AGREEMENT FOR PURCHASE

By and Between:

SPECIFIC OFFERING OWNER OF BUILDING TURBINES, INC. SHARES

AND

HEMPTECH CORP.

Subsidiary of FutureWorld Corp.

Dated this February 26 2016

WHEREAS, the included below Specific Offering Shareholder of Building Turbines, Inc. (hereafter referred to as "Selling Holder" or by name), of Building Turbines, Inc. which is a publicly filed Nevada Company, and FutureWorld Corp. (hereafter referred to as "FWDG") a Delaware Corporation which is the partially owner of the subsidiary of HempTech Corp., (hereafter referred to as "HTC") is a Delaware Corporation, desires to enter into a purchase and exchange agreement with the Selling Holder, John Graham, Sr. to deliver to FutureWorld the certain share holdings of Building Turbines, Inc., as an exchange for such consideration as set forth herein. In exchange for such shares of Building Turbines, Inc. the Selling Holders shall receive such shares designated as exchange shares for such securities and debt surrendered together with the purchase of such assets to be purchased by the Selling Holder. Additionally, the Selling Holder, shall deliver additional shares, as well as his own for delivery to a third party as designated, as well as the necessary resolution of certain shareholders approving certain matters as set forth herein; additionally Selling BLDW Holder shall deliver a resolution of the board of directors resigning their positions from the Board of Directors, while appointing such directors as designated by FWDG. As such the Parties agree to enter into this binding Agreement, whereby the Selling Holders and HTC shall be bound to such exchanges and actions.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, the Buyer and Seller hereby agree as follows:

AGREEMENT

NOW THEREFORE, the following terms and conditions are hereby agreed to between the Parties to be binding on the Parties:

PART I- DEFINITIONS

"Actions" represents the actions that the Selling Holder will take in carrying out the necessary actions of the Corporation for certain deliverables; to include the appointment of new directors, with the concurrent resignation of existing directors, together with appointment of such new directors, delivery of designated shares to third parties, such actions of sale of assets of existing

assets of Building Turbines, Inc. to a private entity in exchange for debt, and such capital stock restructuring as necessary.

"BLDW Holders" shall mean those shareholders and members of the Board of Directors prior to the effective date, who have agreed to exchange their shares as a Specific Offering Owner.

"BLDW Shares" – shall mean those amount of shares existing and held by the BLDW Holder as of the effective date of this Agreement as set forth on Schedule B and and to be Transferred for Exchanged Shares.

"Corporation" shall mean Building Turbines, Inc.

"Corporate Actions" shall have the meaning as set forth in Section 3. (See also definition above).

"Date of Issuance" in paragraph 2 shall refer to the date Exchange Shares are received by the BLDW Holders.

"Effective Date" – shall have the meaning as set for in Section 8.

"Execution Date" – means the date that the Board resignation resolution has been fully executed by the current Board of Building Turbines, Inc.

"Exchange" shall mean the designated shares of the BLDW Holder for purposes of surrender and transfer of such shares to another party as designated in exchange for new common shares of stock of the Corporation, together with the right to share of the Corporation after an expected reverse division to achieve the amount of shares to be held by the BLDW Holders.

"Exchange Shares," also referred to as "shares," in paragraph 1, refers to the common stock shares received by BLDW Holder in exchange for the shares of Building Turbines, Inc. which represent a controlling interest defined in paragraph 4.

"Share Rights" in paragraph 1 shall refer to the ability of the newly seated Board to conduct a reverse division of the outstanding common shares.

"Specific Offering Owners," also referred to as "Specific Offering Debt Holders and "Shareholders," shall be defined as the controlling block of stock in Building Turbines, Inc. being exchanged, also called "BLDW Holders."

"Shares" in paragraph 1 shall be refer to the Preferred Series B shares of Building Turbines, Inc. together with those shares of common stock that shall be delivered by the BLDW Holder.

"Surrender" – shall have the meaning set forth in Section 1.

PART II- TERMS AND ACTIONS

1. Exchange of Share Interests. Upon the terms and subject to the conditions set forth herein, on the Closing Date (as defined herein), BLDW Holder shall sell, convey, transfer, assign, and deliver ("Surrender") to FWDG or as designated the following BLDW shares, or cause such to occur for this Agreement to be effective.

a. All Preferred Series B Shares, being 70 shares held by John Graham, Sr. shall be delivered and transferred to be held by the party designated by FutureWorld.

b. John Graham, Sr. shall deliver his personal shares of common stock, together with those designated separately to a third party as designated by Purchaser.

2. Exchange Terms. In return for those shares of BLDW as designated in 1. above, the BLDW Holder John Graham shall receive, post-reverse division, an amount of common shares of the Corporation which will be equal to nine and nine tenths percent (9.9%) of the total outstanding common shares of the Corporation ("Exchanged Shares") after such reverse division occurs and the initial post-reverse issuance occurs. The amount of shares to be initially issued shall for such 9.9% of the total outstanding common shares after the reverse division shall be 6,187,594 shares, par value $0.001, at $5 per share, which shall be equal to such 9.9% of the then issued shares common outstanding which shall be 62,500,950. Graham shall designate which portion of such Exchange Shares shall be issued for his own benefit and ownership subject to his apportionment of such rights to such shares. The remaining shares shall be distributed or issued under his instruction as set forth under the Non-Dilution Agreement between the parties for such shares.

a. Limitation on Sales. All such shares as issued as the Exchange Shares, to include those issued pursuant to the Non-Dilution Agreement and those shares designated by Graham to be issued to other parties from such initial 9.9%, shall be subject to, as a group to the one percent dribble out rule of Rule 144 for such sale or transfer for a period of two years after the Closing and initial issuance. Such shares shall be so designated through the transfer agent and to any brokerage where such shares shall be held or deposited.

3. Corporate Actions. The exchange shall occur, from the BLDW Holder, Graham, after certain corporate actions occur with BLDW as set forth herein. BLDW Holder by their offering for this exchange does hereby agree that they shall and do approve the replacement of such board of directors as necessary for the actions involved in such agreement. Such BLDW Holder represents the controlling interest of BLDW through such Preferred Series B shares to be delivered as well as those shares of the common shares to be delivered, hereby agrees that they will also deliver the shareholder approval of the common shares of the existing shareholdings for such actions of the reverse division of the common shares, a name change, change in amount of common share authorized, and sale of assets if necessary from BLDW, if at all necessary. Such BLDW Holder shall guarantee to the Purchaser shall also be responsible for delivering the resignation of all directors of BLDW simultaneous with the appointment of such persons to the board of directors as designated by FWDG. Such resolution shall be effective on the date designated in this agreement, together with the resolution of such director resolution being their resignation and nomination and appointment of the new directors designated.

4. Additional BLDW Holder Actions. Additionally, the BLDW Holder who is a party to this Agreement, by their entry into this Agreement, agree that they shall sign a resolution, if necessary, for the reverse division of the Common stock of such shares of Building Turbines, Inc. in such reverse division resolution which shall follow this Agreement, and shall be responsible for the delivery of executed shareholder resolutions for the reverse division of the common shares of the Corporation from such holder of over 50% of the common shares of the Company then existing at such time applicable. Delivery of such resolution is considered an essential part of this Agreement. For purposes of this Agreement, such resolution will have been already been executed by such parties before this Agreement is operable.

5. Share Issuance, Resolutions and Guaranty. FWDG Corporation as the new appointed corporate control party through such appointed new directors and by the holding of the Preferred Series B shares, and by way of this agreement, does hereby agree to all terms of this agreement, to include the actions for the reverse division of such shares by the new board of directors, the issuance of Exchange Shares for exchange of BLDW Shares represented herein, proportionate share issuance for purposes of the 9.9% ownership by such BLDW Holder, and for the purchase by such BLDW Holder of the assets of Building Turbines, Inc. for private ownership. Such rights are essential and guaranteed under this Agreement. Such share issuance is set forth herein.

6. Purchase of Building Turbines, Inc. Assets. By entry into this Agreement, the BLDW Holder shall be responsible for and the new directors will be bound, as appointed by FWDG, to hereby agree that all assets of Building Turbines, Inc. as currently held by Building Turbines, Inc. to include all intellectual property, contractual rights, business plans, architectural works, property rights, and other valuable matters, shall be sold to the BLDW Holder, into a new entity formed at their direction, control and benefit. All such properties and assets shall be sold from Building Turbines, Inc. by a bill of sale, for which the BLDW Holder shall pay for such assets and property by an exchange of $150,000.00 in debt due to them from Building Turbines, Inc. to such BLDW Holder. Such purchase shall be operable with the signing of this Agreement with such effective date, as executed herein, by resolution and agreement this date. All additional debt as due from Building Turbines, Inc. to such BLDW Holder shall be assigned as liabilities to such new private entity as designated by the BLDW Holder.

7. Effective and Closing Date. The time and date of the effective date of this Agreement shall be the closing date for all purposes, to include the change in control of the board of directors, all purchases and exchanges being made, all resolutions necessary to effectuate such, and for all implementation of such matters. The signatories to this Agreement are hereby bound to such terms

8. BLDW Holder's Deliveries. Within ten (10) working days of the Execution Date of the Agreement or within such date as the delivery of such resolutions called for herein to be the resolution for reverse division, name change and otherwise, BLDW Holder shall deliver to the Corporation those shares of Building Turbines, Inc. to be exchanged, which shall be the Preferred Series B shares, together with such additional shares of common stock held personally by the BLDW Holder, and such other shares as designated and agreed, together with such documents necessary for transfer of such shares. As well, commensurate with the execution of this Agreement, such BLDW Holder shall deliver a resolution for the reverse division of such

common shares of the Corporation as necessary under Nevada law, based upon their holdings of common shares necessary for such approval. BLDW Holder shall also deliver an approval of the sale of the assets of BLDW from the Board of Directors for sale to the BLDW Holder in the new Asset Receiving Entity which shall be owned and controlled by the BLDW Holder.

9. New Asset Entity and Action of Corporation. BLDW Holder shall form, prior to the exchange actions involving the assets of Building Turbines, Inc. a receiving private entity as a recipient entity ("Asset Receiving Entity") for all such purchased assets and debt. Such entity shall be a corporate entity, which shall receive and be entitled to hold all of the assets of Building Turbines, Inc., to include all real property, contractual rights, intellectual property, copyrights, trademarks, business plans, web sites, work in progress, and all real and personal property of the Corporation, with the exception of those matters necessary for operation and reporting of the Corporation as a public entity. All liabilities of BLDW identified as non-public liabilities as set forth on Schedule A shall become liabilities of such new Asset Receiving Entity. BLDW Holder shall also deliver an approval of the sale of the assets of BLDW from the Board of Directors for sale to the BLDW Holder in the new Asset Receiving Entity which shall be owned and controlled by the BLDW Holder.

10. Actions for Closing.

(a) Deliveries from Board of Directors by BLDW Holder**.** Upon or before the effective date as set forth in the between the parties, the BLDW Holder shall deliver from the existing members of the board of directors shall execute a simultaneously effective resolution for their resignation from the board of directors of BLDW, and appointing such persons as designated by FWDG.

(b) Liabilities. The liabilities of BLDW as a corporation, shall be divided for purposes of the Agreement between the surviving Corporation, and the Asset Receiving Entity controlled by the BLDW Holder, which liabilities shall stay with such entity in the new asset receiving Corporation, based upon whether such expenses and debts are due to either 1) public company activities directly related to the public market and reporting of Building Turbines, Inc. or 2) those of BLDW related to its core business operations and development. As such the Parties agree, that as of the date of this Agreement, the expenses are reflected on Schedule A to this Agreement and shall carry over as liabilities of each party as designated. All such other liabilities or claims shall be dealt with by each party as designated in the Agreement schedule.

11. <u>Indemnification, Actions and Legal Authorities</u>

(a) All Parties agree to extents of indemnification and hold harmless as set forth in the Agreement. However, the BLDW Holder shall be liable and completely indemnify FWDG, its officers, directors, agents and related parties, from any and all claims by any party whatsoever, related to BLDW in any manner prior to the change in control when effected under this Agreement. Such indemnification shall include attorney's fees and costs in defense or prosecution of such necessary actions by FWDG, or by HempTech, or any related company, or individual.

(b) Officers and Directors. At the Effective Date and Time, the officers and directors of Building

DN

Turbines, Inc. shall deliver to the Company evidence of resignation and the appointment of those new directors and officers as designated by FWDG to be effectively appointed and empowered on such date.

(c) Liabilities. As of the Closing Date, BLDW shall have no more than $1,000 in actual or contingent liabilities which have not been disclosed, and will have no other obligations of any nature (whether fixed or unfixed, secured or unsecured, known or unknown and whether absolute, accrued, contingent, or otherwise) (including, without limitation any Contracts), except for its obligations incurred as set forth below in Schedule A to this Agreement.

(d) Common Stock. As of the Effective Time, such BLDW Company stock is eligible and trading on the OTC Markets and quoted on such. Building Turbines, Inc. will have made all required filings which the Corporation would have been required to make with the OTCMarkets.com, Securities and Exchange Commission under the Exchange Act if applicable, and such filings will have complied in all material respects with applicable requirements under the Exchange Act.

(e) Additional Deliveries. BLDW Holder will deliver to the Company, on or prior to the Closing Date, (i) such pay-off letters and releases relating to liabilities as the Company may reasonably request to confirm that Building Turbines, Inc. has no more than $1,000 in liabilities other than those reflected on the attached schedule aside from those debts being moved to the new BLDW Holder private company, (ii) a good standing certificate from the State of Nevada, or confirmed by counsel, and (iii) such other documents as the Company may reasonably request.

12. Termination

This Agreement and the Agreement may be terminated a) only for cause at any time prior to the Effective Time, after approval by execution of the below signed BLDW Holder, who are represented by the below signers who initially represent the controlling shareholders of BLDW; b) by either party, if the required approval of the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote; c) by either party, if all the conditions to the obligations of such party for Closing the Merger shall not have been satisfied or waived on or before the Final Date other than as a result of a breach of this Agreement by the terminating party; or d) by either party, if a permanent injunction or other Order by any Federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the exchanges and purchase shall have been issued and shall have become final and non-appealable;

12. General Terms:

a) Modification of Terms and Conditions. The purpose of this Agreement is to provide a binding agreement upon which the Parties can begin all necessary actions necessary for the transaction. It is expressly understood that this Agreement intends to set out all of the basic essential terms and conditions pertaining to these transactions. Therefore, this Agreement shall obligate the parties to such

transaction until it is determined that the Agreement is complete with all additional BLDW Holders as parties.

b) Execution. This Agreement may be executed in counterparts, each taken in conjunction equating to fully executed agreement; facsimile and scanned signatures may be accepted in lieu of original manual signatures.

c) Legal Fees and Jurisdiction. Each Party shall bear its own legal fees for execution of any provisions herein contained. Such Agreement shall be governed by Florida' law and enforceable in the Courts of Florida, in and for Pinellas County Florida.

d) Binding Effect. The Parties agree that this Agreement shall be binding and enforceable as between them.

e) Commonality of Counsel and Waiver. Both the BLDW Holder and FutureWorld, hereby acknowledge that there is a common counsel in Craig A. Huffman, of Securus Law Group. All Parties acknowledge and waive any perceived conflict of interest, as known and disclosed by Securus, to include debts from each or related parties and compensation for services, and other material matters. Both the BLDW Holder and FutureWorld acknowledge that they have the right to and ability to confer and retain outside or other counsel, and either are waiving such ability, or have effectively done such consultation as required. In the event of ANY material claims or litigation, both Parties acknowledge that Craig A. Huffman shall be conflicted from representation of either party, and will only act as a joint moderator for purposes of settlement. It is further acknowledged Huffman shall receive shares of the new entity from existing shares being transferred or new share issuances.

NOW THEREFORE, the Parties hereby agree, accept, acknowledge, consent, and stipulate to the terms and conditions contained herein for the mutual promise and consideration stated herein.

BLDW HOLDER

By: ______________________

Name on Shares: John Graham, Sr. 70 Preferred Series B Shares

Date:

HempTech Corp.

By: ______________________

Name: Sam Talari

Date: 2/26/16

John Verghese

JOHN VERGHESE

2/26/16

SCHEDULE A

DEBTS OF BUILDING TURBINES, INC.

Here is the current list outstanding BLDW payables, showing two categories (public company related and BLDW related):

Public Company Related Expenses to be acquired and responsible by the surviving Corporation:

OTCMarkets.com _________

Island Stock Transfer _____________

____
Total $

BLDW Related Expenses to be carried into the private company of BLDW:

____
Total $

Total

SCHEDULE B
SHARE HOLDINGS FOR EXCHANGE BY BLDW HOLDERS

John Graham Sr.	189,645,000
John F. Graham Jr.	20,800,000
Brandon Graham	20,800,000
Rachel E. Graham	21,605,000
Kristen A. Graham	21,605,000

AGREEMENT FOR SHARE ANTI-DILUTION PROVISIONS

WHEREAS, the included below Specific Offering Shareholder of Building Turbines, Inc. (hereafter referred to as "Selling Holder" or by name), of Building Turbines, Inc. which is a publicly filed Nevada Company, and FutureWorld Corp. (hereafter referred to as "FWDG") a Delaware Corporation which is the partially owner of the subsidiary of HempTech Corp., (hereafter referred to as "HTC") is a Delaware Corporation, having entered into the simultaneous Agreement for Purchase and Exchange of shares, the Parties additionally wish to set forth the restrictions and rights to be attached to such shares to be issued to the Selling Holder, John Graham, Sr. desires to enter into this concurrent agreement regarding the shares to be issued as the exchange shares.

Such shares to be issued to John Graham, Sr. as the exchange shares shall be governed by two designations, to be designated by John Graham, Sr. those being subject to the non-dilution provision as set forth, and those that are not subject to such protection.

a. Issuance of Exchange Shares. The exchange shares to be issued under the Purchase and Exchange agreement, shall be in an amount as stated therein, to be 9.9% of the post-reverse division amount of common shares initially issued by the Corporation post reverse division and post control change of the Corporation. Such amount of shares to be issued to the Selling Holder, John Graham, Sr., is initially designated to be 6,187,594 shares which shall be equal to such 9.9% of the then issued common shares outstanding which shall be 62,500,950. Graham shall designate which portion of such Exchange Shares shall be issued which shall be subject to the anti-dilution rights as set forth below, and those which shall be not subject to the anti-dilution provision. Such non-dilution is subject to the following conditions as to anti-dilution rights.

b. Designation of Rights. Those Exchange Shares as designated by John Graham Sr. which shall be subject to anti-dilution rights shall be designated by Mr. Graham in such amount and in whose names as set forth in Schedule A. Such other shares of those to be issued as Exchange Shares to Mr. Graham under such Agreement shall be designated in such amount and in such names as set forth in Schedule B. No party who is a recipient of such shares as designated shall have any rights of claim, ownership, control or otherwise unless and until such shares are issued under applicable law to such party. In the event of his demise, either through death, disability or otherwise under law, the intent of Mr. Graham as set forth herein shall govern such share rights when issued and be binding as his intent at the time of execution of this Agreement.

c. Shares subject to Anti-Dilution Rights. Such shares as designated to be held by Graham personally, and those shares designated in Schedule A, shall be subject to an anti-dilution provision, meaning that such holdings shall exist as a matter of right for a period of twenty-four months from the date of such issuance, in such percentage pro-rata as held at the time of the issuance of such amounts due under the Purchase and Exchange Agreement when issued to Graham. Graham shall designate such shares, and they will have the right issuance of such additional shares to keep such percentage of holdings from being diluted pro-rata from such time. Such additional shares shall be issued within ten (10) days of the end of each fiscal quarter following any new issuances, for the period of the twenty four months after such transaction is Closed. By way of example only, if after the reverse division there exists due to new issuance by the Corporation in the amount of 50,000,000 shares, then the BLDW Holder if he designates that the amount of shares subject to the Anti-Dilution rights shall be some amount as designated on

Schedule A shall receive 5% of the initial 9.9% of such common shares as issued, which would equal 2,500,000 shares initially issued, then if additional shares are issued in the Company those same shareholders, as designated on Schedule A, including Mr. Graham, shall receive additional issuances for a period of 24 months on a per quarterly issuance right to maintain their ratio of shareholdings. As an example if after the first quarter after such reverse and initial issuance, there were to be issued an additional 10,000,000 shares for a total outstanding of 60,000,000 shares (including those held by the Graham as the designated personal BLDW Holder), then within 10 days of the end of such quarter there would be an additional issuance to the Graham designated parties on Schedule A to rights to an additional issuance of an additional 5% of the additional 10,000,000 shares. Such additional shares shall be of right to be issued, at the expense of the holder, to such party who has such rights. The non-dilution will not be applicable to shares issued for purposes of capital raises under Rule 506 or under Regulation A of the Securities Act amounts of shares resulting in new issuance of common or preferred stock.

d. Shares not subject to Anti-Dilution. All shares as designated on Schedule B shall have no rights to any anti-dilution rights.

NOW THEREFORE, the Parties hereby agree, accept, acknowledge, consent, and stipulate to the terms and conditions contained herein for the mutual promise and consideration stated herein.

BLDW HOLDER

By: ______________________

Name on Shares: John Graham, Sr.

Date:

HempTech Corp.

By: [signature]

Name: Sam Talari

Date: 2/26/16

[signature] John Verghese

JOHN VERGHESE

2/26/16

[initials]

Schedule A Shares Subject to Non-Dilution

Name	Amount of Shares

Schedule B Shares Not Subject to Non-Dilution

Name	Amount of Shares